U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 10SB/A

                                File No.: 0-26317

                                 CIK: 0001087734

                       AMENDMENT TO APPLICATION OR REPORT

                            GARNER INVESTMENTS, INC.
                 (Name of Small Business Issuer in its charter)

                                 AMENDMENT NO. 1

         The undersigned Registrant hereby amends the Registration Statement on Form 10SB as set forth in the pages attached hereto:

         Unaudited Financial Statements and Statements of
         Operations for quarter ended March 31, 1999

Pursuant to requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

         Dated: July 20, 1999

                                           GARNER INVESTMENTS, INC.


                                                /s/ William A. Erickson
                                           By: ---------------------------------
                                                 William A. Erickson, President

                                INTERIM FINANCIAL
                              STATEMENTS FOR PERIOD
                              ENDED MARCH 31, 1999
                                   (Unaudited)

                            Garner Investments, Inc.



                            GARNER INVESTMENTS, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                   (unaudited)





                                                                   March 31,                   December 31,
                                                                   1999                        1998
                                                                   --------------------------  -----------------------
Current Assets:                                                    $549                        $549
                                                                   --------------------------  -----------------------
Cash and cash equivalents                                          549                         549
                                                                   --------------------------  -----------------------
Total current assets                                               $549                        $549
                                                                   ==========================  =======================

LIABILITIES AND STOCKHOLDERS' EQUITY

Total Current Liabilities:                                         0                           0
                                                                   --------------------------  -----------------------

Stockholders' equity:
Common stock, $.001 par value                                      780                         780
Authorized 50,000,000 shares: Issued and outstanding
780,000 shares
Additional paid-in capital                                         1470                        1470
Retained Earnings (deficit)                                        (1701)                      (1701)
                                                                   --------------------------  -----------------------
Total Stockholders' equity                                         549                         549
                                                                   --------------------------  -----------------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                           $0                          $0
                                                                   ==========================  =======================



    The accompanying notes are an integral part of the financial statements.



                            GARNER INVESTMENTS, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   (unaudited)







                                                         Three Months Ending             Three Months Ending
                                                         March 31, 1999                  March 31, 1998
Revenue & interest                                       $0                              $0
Expenses, general and administrative                     0                               0
Provision for income taxes                               -                               -
                                                         ------------------------------- -----------------------------
Net income (loss) for period                             $0                              $0
Net income (loss) per share                              $(-)                            $(-)
Weighted average number of common shares                 780,000                         780,000





    The accompanying notes are an integral part of the financial statements.



                            GARNER INVESTMENTS, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   (unaudited)







                                                             Three Months Ending           Three Months Ending
                                                             March 31, 1999                March 31, 1998
                                                             ----------------------------- ---------------------------
Cash flows from operating activities:                        $0                            $0
Net income (loss)                                            0                             0
Adjustments to reconcile net income (loss) to net            0                             0
cash provided (used) by operating activities:
Amortization                                                 0                             0
Rent                                                         0                             0
Changes in:                                                  0                             0
Accounts payable - related parties                           0                             0
                                                             ----------------------------- ---------------------------
Cash provided (used) by operating activities                 0                             0
                                                             ============================= ===========================
Cash at beginning of period                                  0                             0
                                                             ============================= ===========================
Cash at end of period                                        $0                            $0
                                                             ============================= ===========================




    The accompanying notes are an integral part of the financial statements.

                            GARNER INVESTMENTS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (unaudited)
                      For the Quarter ended March 31, 1999


Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on February 13, 1997, in the state of Wyoming. The Company is in the development stages and was organized for the purpose of general investing. The Company's fiscal year end is December 31. The financial statements are presented on the accrual basis of accounting.

The accompanying financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flows to meet its obligations on a timely basis, to raise additional as may be required, and ultimately to attain successful operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The Company is primarily engaged in general investing. The authorized capital stock of the corporation is 50,000,000 shares of common stock at $0.001 par value. There are no preferred stock authorized or issued.

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

Revenue Recognition

Revenue is recognized when earned and expenses are recognized when they occur.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                            GARNER INVESTMENTS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (unaudited)
                      For the Quarter ended March 31, 1999


Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T.)

Net Loss Per Share

Net loss per share is based on the weighted average number of common shares and common shares equivalents outstanding during the period.

Note 2 - FEDERAL INCOME TAXES

The Company adopted statements of financial Accounting Standards No. 109, "Accounting For Income Taxes." FAS 109 requires the recognition of deferred tax liabilities and assets for the anticipated future tax effects of temporary differences that arise as a result of differences in the carrying amounts and tax bases of assets and liabilities. There was no material effect on the financial statements as a result of adopting FAS 109.

Note 3 - STOCKHOLDERS' EQUITY

Prior to this Period, the Company issued 780,000 shares of its $0.001 par value common stock to various investors at $0.0029 per share for cash of $2,250.

Note 4 - RELATED PARTY TRANSACTION

The officers and directors of this Company are also officers and directors of other companies.